December 23, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0510

Attention:	Mr. John Cash, Accounting Branch Chief

Division of Corporation Finance

NewMarket Corporation

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the quarterly period ended September 30, 2009

File No. 1-32190

Dear Mr. Cash:

We are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 10, 2009, with respect to the above-referenced filings.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2008

Business, page 3

Business segments, page 4

1.	In future filings, please revise your disclosure to clearly identify and distinguish the products that are manufactured by Afton Chemical Corporation and those manufactured by Ethyl Corporation. Please further revise to provide a detailed description of Ethyl’s operations.

Response

In future filings, we will provide an expanded description of Ethyl Corporation’s (Ethyl) operations and revise our disclosure to identify products manufactured by Ethyl and those products manufactured by Afton Chemical Company.

Securities and Exchange Commission

December 23, 2009

2.	We note your disclosure that you began reporting your real estate development activities in the first quarter of 2008 and that those activities consist of the Foundry Park I project. In future filings, please disclose whether you have plans to expand the activities of this segment by engaging in other projects concerning the land you hold or that you may acquire.

Response

As disclosed in our 2008 Form 10-K filing in Part I, Item 1 under “Business”, approximately seven acres of our total land holding are most desirable for further development. Of those seven acres, we have developed approximately three acres for the MeadWestvaco Corporation corporate headquarters. We are currently not actively seeking development opportunities for our undeveloped land, but we will evaluate any opportunities when, and if, the opportunity arises. We will disclose in future filings should any plans arise to expand the activities of our real estate development segment.

Risk Factors, page 13

3.	We refer to your disclosure on page 8 regarding your practice, in certain cases, of using a single supplier for some of your raw materials. In future filings, please revise your risk factor disclosure to discuss any material risks associated with this activity.

Response

In future filings, we will include a risk factor surrounding our use of single source suppliers.

4.	We note your disclosure regarding the Interest Rate Lock Agreement on pages 36-37, and your disclosures in your Form 10-Q for the quarter ended September 30, 2009 under “Interest Rate Lock Agreement” on page 40 and under “Risk Factors” on page 44. In future filings, please revise your disclosure to discuss any specific risk posed to your business by the termination of your application and interest rate lock agreement with Principal Commercial Funding II, LLC and any inability to secure permanent financing for the Foundry project once the construction loan matures in August 2010. Please include a discussion of any material impact to your cash flows and overall financial condition in the event you are unable to secure alternative post-construction financing by August 2010.

Response

As disclosed in our June 30, 2009 and September 30, 2009 Forms 10-Q, the application outlining terms and conditions under which Principal Commercial Funding II, LLC would provide permanent, fixed rate financing, as well as the related rate lock agreement, were terminated in June 2009. As a result, there is no specific risk posed to our business related to the termination of these agreements. We have also disclosed in our 2008 Form 10-K a

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December 23, 2009

risk factor related to our ability to obtain permanent financing. In future filings, we will discuss our efforts to obtain financing for the Foundry Park I project once the construction loan matures in 2010, as well as any material impact to our cash flows and financial condition in the event we are unable to secure alternative post-construction financing.

Legal Proceedings, page 21

5.	With a view toward future disclosure, please provide us with the number of asbestos claims pending against you as of the end of your last fiscal year. If this information is not available, please tell us how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,” etc. Please also include the name of the court in which each court proceeding is pending as well as the date instituted. Please refer to Item 103 of Regulation S-K

Response

We have determined that the pending asbestos cases no longer constitute material legal proceedings and we do not plan to include these cases in Item 3 “Legal Proceedings” in our next Annual Report on Form 10-K. This change is driven by two major factors. First, as a result of tort reform legislation, as well as the 2005 agreement with Travelers Indemnity Company reported in our Annual Report on Form 10-K, our exposure to these cases has been reduced. For example, in each of the last three fiscal years our expenses associated with these cases was less than 0.5% of pre-tax income and our net reserve at September 30, 2009 for this litigation is less than 1% of our total current assets at the same date. Further, our financial position and results of operation are stronger now than when these asbestos cases were originally filed, which also serves to reduce the significance. In the event that our assessment of any of these cases changes or future asbestos cases arise that constitute material legal proceedings, we will provide the disclosure required by Item 103 of Regulation S-K in connection with such cases.

Market for Registrant’s Common Equity, Related Stockholder Matters …, page 23

6.	In future filings please use the tabular format indicated in Item 703 of Regulation S-K with regard to your purchases of equity securities.

Response

We will use the tabular format indicated in Item 703 of Regulation S-K with regard to disclosure of our purchase of equity securities in future filings.

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December 23, 2009

Note 26. Consolidating Financial Information, page 88

7.	As required by Rule 3-10 of Regulation S-X, please confirm and revise future annual and quarterly filings to clarify that the guarantors are 100% owned by the parent.

Response

We will revise future filings to clarify that our guarantor subsidiaries are 100% owned by the parent.

Exhibits, Financial Statement Schedules, page 102

8.	We note that you do not appear to have publicly filed all of the schedules and exhibits to your credit agreements, as amended, listed in the exhibit index. Please file complete versions of your credit agreements, as amended, including all of their schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Response

We will file the complete versions of the credit agreements including all schedules and exhibits with our next Annual Report on Form 10-K.

Form 10-Q for the quarterly period ended September 30, 2009

Results of Operations, page 35

9.	We note your tabular roll-forward of changes in net sales. It appears that your presentation of changes in selling prices, customer mix, and foreign currency nets factors that had positive and negative effects. To the extent that each factor is significant, please review future annual and quarterly filings to present the changes on a gross basis. Such a presentation will better enable investors to understand the components of your results.

Response

We currently disclose the impact of foreign currency within the text of our discussion of segment operating profit. We will revise future filings to show “increase/(decrease) in foreign currency” and “increase/(decrease) in selling prices including changes in customer mix” on separate lines within our tabular rollforward.

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December 23, 2009

10.	We note that you disclosed various factors that impacted your operating profit and that will impact your operating profit going forward. Please revise future filings to quantify the impact of these factors where practicable.

Response

We strive to quantify all material factors in Management’s Discussion and Analysis. In some cases, while significant, we cannot practicably and substantially accurately quantify certain factors. Nonetheless, to provide as much information as possible, we include the factor as a component impacting our results. In future filings, we will continue to quantify factors to the extent practicable.

Cash Flows, Financial Condition and Liquidity, page 38

11.	We note that your senior notes and revolving credit facility contain covenants. Given the importance of available funding to your business, please review future filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow investors to more easily understand your current status in meeting your covenants. See section I.D and IV.C of the SEC Interpretative Release No. 33-8350.

Response

In future filings, we will disclose the results of the most significant and restrictive covenants in our senior notes and revolving credit facility, as well as our actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under the covenants as of each reporting date.

Foundry Park I Construction Loan and Interest Rate Swap, page 39

12.	We note that the Application between Principal and Foundry Park I has been terminated. With a view towards future disclosure, please provide us a specific and comprehensive discussion regarding how you intend to repay amounts due under your current construction loan, if and how the termination of the loan application and related rate lock agreement between Foundry Park I and Principal may impact your timing and related plans, if and how the subsequent interest rate swap with Goldman Sachs may impact your timing and related plans, and if or how these events impact the lease agreement with MeadWestvaco. Also, please provide us a specific and comprehensive discussion of the current status of the construction activities and of the material terms of the lease agreement

Securities and Exchange Commission

December 23, 2009

For ease of response, we have restated this comment in separate parts and noted our response below to the applicable portion of the comment:

With a view towards future disclosure, please provide us a specific and comprehensive discussion regarding how you intend to repay amounts due under your current construction loan

Response

The construction loan is due in August 2010. It is our plan to replace this loan with a loan that is more permanent in nature. We are actively pursuing options to place a 5 year loan on the facility. Given market conditions, it is unlikely that we will be able to replace the construction loan with a more permanent loan of the same dollar amount. We will fund the difference in the two loan amounts from available cash as reflected on our balance sheet.

if and how the termination of the loan application and related rate lock agreement between Foundry Park I and Principal may impact your timing and related plans,

Response

The loan application and related rate lock agreements were terminated because market conditions made it virtually impossible that the loan would be made on the terms and conditions outlined in February 2007 when the agreement was signed. This action has caused us to be in the market for a loan to retire the construction loan, which is due in August 2010.

if and how the subsequent interest rate swap with Goldman Sachs may impact your timing and related plans,

Response

The subsequent interest rate swap with Goldman Sachs has not impacted our timing since the construction loan is due in August 2010. The swap may affect our future plans as we have the flexibility of having a fixed rate, via the swap, for 13.5 years without regard to the term of the loan we are now pursuing, which will replace the existing construction loan. In other words, current market conditions preclude us from finding a loan longer than 5 years, but this swap gives us rate protection for longer than that time and may be of value when, and if, the commercial real estate loan market returns to more historical conditions.

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December 23, 2009

and if or how these events impact the lease agreement with MeadWestvaco.

Response

None of these events impact the lease agreement with MeadWestvaco.

Also, please provide us a specific and comprehensive discussion of the current status of the construction activities

Response

The building is completed. We have received our Certificate of Occupancy from the local government. The tenant has taken possession of the building and is in the process of moving into the facility.

and of the material terms of the lease agreement

Response

The entire agreement, with certain sections redacted pursuant to a request for confidential treatment, was filed as Exhibit 10.2 to our Annual Report on Form 10-K for the year ended December 31, 2007. The material terms are set forth below:

•	Term: 13 years, 6 months

•	Rent: Factor times final Project Cost – specifics redacted

•	Rent escalation: Yes – specifics redacted

•	Rent basis: specifics redacted

•	Building: to be constructed to Tenants needs

•	Contraction rights: specifics redacted

•	Early termination rights: specifics redacted

Definitive Proxy Statement on Schedule 14A

Bonus, page 13

Bonus pool, page 13

13.	We note that the payout targets are first determined by an employee’s job level and then adjusted for individual and corporate performance. With a view towards future disclosure, please tell us the 2008 target payout amount for each named executive officer. In addition, if there were ranges of minimum or maximum payout amounts for the named executive officers, please provide us with those ranges.

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December 23, 2009

Response

Senior management recommends preliminary target bonus opportunities for each of the named executive officers to the Compensation Committee at the beginning of each bonus year for budgeting and planning purposes. These preliminary target bonus opportunities are then adjusted at the end of the bonus year, after the bonus pool for the year has been funded, to reflect the actual size of the bonus pool. The adjusted target bonus opportunity for 2008 for each of the named executive officers was 43% of their 2008 annual base salaries. In approving the amount of the bonus to each named executive officer, the Committee does not set any formal minimum or maximum bonus amounts, but does consider the levels of total cash compensation paid to similarly situated executives in the Company’s peer group, as further described in the response to Staff Comment 17.

Measuring Individual Performance and Corporate Performance, page 14

14.	We note your disclosure that the rating based on individual performance determines the percentage of the target payout for which an employee is eligible. With a view towards future disclosure, please tell us the individual performance goals for each named executive officer for 2008, the range of possible ratings each named executive officer could receive along with the rating actually received by each named executive officer for 2008, and the target payout percentage corresponding to that rating.

Response

As described in the proxy statement, each named executive officer establishes individual performance goals at the beginning of the bonus year. The individual goals for the named executives are generally qualitative rather than quantitative in nature and cover a broad array of performance measures for each executive. Example of the individual performance goals established for each of the named executive officers for 2008 were as follows:

Mr. Gottwald: meet annual operating plan profit objectives for the Company and various subsidiaries; improve the Company’s safety and environmental performance; evaluate the Company’s capital structure and balance this with the outlook for acquisitions and business performance; monitor the progress of the Company’s Foundry Park I project and ensure that the project is kept on time and on budget.

Mr. Fiorenza: direct the Company’s acquisition activities; define and implement the Company’s tax strategies; expand use of Company software tools and continue to improve compliance procedures with corporate governance laws; improve management of the Company’s contractual rights and obligations.

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December 23, 2009

Mr. Huang: increase Afton Chemical Company’s revenue and operating results; improve Afton’s safety and environmental performance; refine Afton’s long term strategy; expand the management talent pool.

Mr. Edmonds: reevaluate and improve the Company’s patent strategy and implementation; contain costs on various expenditure categories; implement on-line ethics and other training courses; assist with the Company’s merger and acquisition activities; and update the Company contracts policy

Mr. Hazelgrove: execute construction and development plans for the Company’s Foundry Park I project; develop plans for organizational structure within the Company and its subsidiaries; review the Company’s information technology platforms and implement its new software plan; review the Company’s employee benefit plans.

The possible ratings for each named executive officer range from 1 to 4, with 1 corresponding to a recommended payout percentage for the individual component of the 2008 bonus at 150% of target, 2 to a recommended payout at 100% of target, 3 to a recommended payout at 50% of target, and 4 to no recommended payout.

For 2008, each of the named executive officers received an individual performance rating of 1, other than Mr. Fiorenza who received an individual performance rating of 2. For the named executive officers who received a performance rating of 1, this increased their target bonus opportunities from 43% to 47% of their 2008 annual base salaries.

Weighting of Performance Measures (Individual and Corporate), page 14

15.	With a view towards future disclosure, please tell us the corporate performance targets that were considered by the committee in determining whether each named executive officer met the corporate performance measures. To the extent applicable, please quantify this information. Please refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Please refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

The principal corporate performance measures which senior management proposed to the Committee and which the Committee considered in determining the 2008 bonuses payable to the named executive officers were:

•	A year over year increase in Net Sales of the Company from $1.3 billion in 2007 to $1.6 billion in 2008.

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December 23, 2009

•	A year over year increase in recurring earnings excluding special items from $69 million in 2007 to $73.2 million in 2008.

•	A year over year increase in earnings per share from continuing operations excluding special items from $4.07 in 2007 to $4.75 in 2008.

•	The successful conclusion during 2008 of the acquisition and integration of a North American fuel additives business.

•	The Company’s safety performance rating for 2008 ranked among the best in its industry.

On the basis of these Company performance measures, senior management recommended payment at 100% of the target corporate performance component for each of the named executive officers for 2008.

16.	With a view towards future disclosure, please tell us the weighting between individual and corporate performance for each named executive officer for 2008.

Response

The weighting between the corporate and individual performance components of the 2008 bonus opportunity for each of the named executive officers as proposed to the Committee by senior management was 80% versus 20%, respectively.

17.	With a view towards future disclosure, please tell us how the committee exercised its discretion to determine the 2008 bonus awards for each named executive officer. For example, how did the committee weigh individual performance and against corporate performance? What impact did survey or peer group data have on their determinations? What adjustments did the committee make based upon corporate and individual performance? What impact did Mr. Huang’s special bonus have on the committee’s determination with respect to his award?

Response

Annual bonuses for the Company’s named executive officers are paid in the Committee’s discretion. In reaching its determination regarding whether to pay an annual bonus and the amount of such bonus, if any, the Committee considers the process and factors proposed to it by senior management as described in the proxy statement (and further described above). However, the final determination of the bonus amounts payable to the named executive officers is in all cases made by the Committee in its sole discretion.

Senior management arrives at an initial proposed bonus payout amount for each of the named executive officers based on the target opportunities and examination of the individual and corporate performance factors described above. Subject to the overall size

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of the bonus pool, senior management then proposes adjustments to the initial bonus payout amounts based on a combination of factors, the most important of which are: (a) the executive’s position and responsibilities, (b) the relationship between (i) the cash compensation levels payable to the executive and (ii) the total cash compensation amounts paid to similarly situated executives in the Company’s peer group; and (c) individual performance of the executive. Senior management then presents and recommends these adjusted amounts to the Committee.

As discussed in the proxy statement, the Committee generally seeks to ensure that total cash compensation opportunities for the Company’s named executive officers are near the 50th percentile with respect to their peer group counterparts. To reach this result, senior management proposed substantial increases to the initial 2008 bonus payout amounts for each of the named executive officers. The adjusted bonus payout amounts placed each of the named executive officers other than Mr. Huang near the 50th percentile of total cash compensation for each of their peer group counterparts. With the special recognition bonus for Mr. Huang in June 2008, his total bonus placed him approximately 25% above the 50th percentile of total cash compensation for his peer group counterparts. The larger proposed increase for Mr. Huang reflected the special importance the Company places on Mr. Huang’s services to the Company as further described in the response to Staff Comment 20 below.

The Committee determined that the process senior management used to recommend bonus amounts for each of the named executive officers for 2008 (including the weighting of 80% corporate performance and 20% individual performance, the peer group comparisons and the individual performance factors) was reasonable and that the proposed amounts of the 2008 bonuses were appropriate, including in Mr. Huang’s case in light of the earlier $60,000 special recognition bonus he had already received in June. The Committee determined in its discretion to pay bonus amounts to the named executive officers equal in each case to the amounts that senior management recommended. The Committee did not make any further discretionary adjustments to the recommended bonus amounts.

Special Bonus, page 14

18.	With a view towards future disclosure, please tell us in greater detail why the committee approved the special recognition bonus for Mr. Huang. Please be detailed in your response, For example, to the extent relevant, you should describe and analyze the aspects of Mr. Huang’s performance and Afton Chemical’s performance that the committee considered in deciding to grant Mr. Huang this award. Finally, please tell us how the committee determined the amount of the special recognition award.

Response

The specific aspect of Mr. Huang’s performance that served as the basis for awarding the $60,000 special recognition bonus in June 2008 was Mr. Huang’s exceptional leadership of the petroleum additives business and the Company’s strong results in the first quarter of

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2008, in particular a 24% year-over-year increase in first-quarter petroleum additives sales. The amount of the special recognition bonus was determined by the Committee in its discretion to be appropriate in light of Mr. Huang’s performance, the total cash compensation payable to Mr. Huang in 2008 and the other factors described in response to Staff Comment 20 below.

Stock Options and Grants, page 14

19.	We note your disclosure that “[g]iven other components of total compensation and general conditions within the industry, the Chief Executive Officer has not recommended any additional grants over the past six years.” With a view towards future disclosure, please tell us what you mean by “general conditions within the industry.” In addition, as the committee appears to have accepted your chief executive officer’s recommendation, please tell us why the committee accepted this recommendation for 2008. In doing, please describe and analyze the factors the committee considered. Please be detailed in your response.

Response

In referring to “general conditions within the industry,” we meant that it was our belief that the Company’s existing cash-based compensation and benefits programs were sufficient in 2008 to ensure continued retention of the Company’s named executive officers. The Committee accepted the Chief Executive Officer’s recommendation for 2008 because it agreed that the Company’s existing cash-based compensation and benefits programs were sufficient for executive retention purposes. The Committee also determined for 2008 that the retirement benefit programs the Company offers continued to be sufficient to promote interest alignment between the Company’s executives and its shareholders in the long term. The Committee will continue to evaluate the need and effectiveness of stock-based compensation on an annual basis.

Agreements with Executive Officers, page 16

20.	With a view towards future disclosure, please tell the purpose of your additional benefit agreements with Mr. Huang and why you entered into them. Please be detailed in your response. In doing so, you may wish to address why you do not have similar agreement with your other named executive officers. In addition, please tell us how the amounts of the payments under the agreements were determined.

Response

The additional benefit agreements with Mr. Huang were intended to serve a retention purpose. Mr. Huang possesses skills and experience that are uniquely valuable to the Company and which the Company would not be able to quickly or easily replace. As President of Afton Chemical Company, the Company’s primary operating subsidiary, Mr. Huang was and remains responsible for a portion of the Company’s business that is

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December 23, 2009

critically important to the Company’s overall success. As Mr. Huang approached retirement age it was important in the Committee’s estimation for the Company to enter into agreements with Mr. Huang designed to ensure Mr. Huang’s continued service to the Company as President of Afton Chemical. The agreements were intended to accomplish this goal and the amounts payable to Mr. Huang were recommended by senior management as amounts sufficient to ensure Mr. Huang’s continued service and approved by the Committee.

Compensation of Executive Officers, page 18

Summary Compensation Table, page 18

21.	We note the awards disclosed in the “Bonus” column of the summary compensation table. Please tell us what consideration you gave to disclosing these awards in the “Non-Equity Incentive Plan Compensation” column instead. In this regard, we note that Article V of your management bonus plan contemplates awards in exchange for the satisfaction of requirements or conditions and that your disclosure in the “Compensation Discussion and Analysis” section suggests that the awards received by your named executive officers pursuant to the plan for performance in 2005 depended on the satisfaction of individual and corporate goals and objectives. Please refer to the definition of “incentive plan” in Item 402(a)(6)(iii) of Regulation S-K.

Response

The annual bonuses paid to the Company’s named executive officers in 2008 were disclosed in the “Bonus” column instead of in the “Non-Equity Incentive Plan Column” because it is the Company’s view that the bonuses are not “incentive plan” payments as defined under Item 402(a)(6)(iii) of Regulation S-K. Item 402(a)(6)(iii) defines “incentive plan” payments as payments intended to serve as an incentive for performance to occur over a specified period. SEC Release 33-8732A provides that payments will be treated as intended to serve as an incentive for performance to occur over a specified period if the performance targets are both pre-established and communicated to the executive in advance, and if the outcome of the performance target is substantially uncertain at the time of establishment and communication.

As discussed in the Company’s proxy statement and in the responses above, the annual bonuses payable by the Company to the named executive officers are discretionary. Although the Committee examines individual and corporate performance measures presented by senior management as part of its determination process, it does not generally establish or communicate specific performance targets for those measures in advance, nor does the Company’s or any individual executive’s successful performance versus those measures guaranty the executive a bonus in any particular amount. The determination whether to pay a bonus, and if so the amount of the bonus to be paid, is made by the Committee in its sole and absolute discretion. For these reasons, the Company believes that the bonuses are properly reportable in the “Bonus” column rather than the “Non-Equity Incentive Plan Column,” and has reported the 2008 bonuses accordingly.

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* * * * * * *

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-5055 or, in my absence, Wayne Drinkwater at (804) 788-5538.

Very truly yours,

By:	/s/ David A. Fiorenza
David A. Fiorenza
Vice President and Treasurer

cc:	Thomas E. Gottwald

David A. Fiorenza

M. Rudolph West

Wayne C. Drinkwater